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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

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               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          ILLINOIS CENTRAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          ILLINOIS CENTRAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   451841100
                     (CUSIP Number of Class of Securities)

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                              RONALD A. LANE, ESQ.
                          ILLINOIS CENTRAL CORPORATION
                           455 NORTH CITYFRONT PLAZA
                          CHICAGO, ILLINOIS 60611-5504
                                 (312) 755-7500
            (Name, address and telephone number of person authorized
                to receive notices and communications on behalf
                        of the person filing statement)

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                                    Copy to:

                              John G. Finley, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated February 13, 1998 of Illinois Central Corporation, a Delaware corporation (the "Company") with respect to the tender offer made by Blackhawk Merger Sub, Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Canadian National Railway Company, a Canadian corporation ("Canadian National"), to purchase up to 46,051,761 shares of common stock, par value $.001 per share (the "Shares") of the Company.

ITEM 8.

     Item 8(c) is hereby amended and supplemented by adding thereto the following:

     Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation, Blackhawk Merger Sub, Inc. and Canadian National Railway Co., Defendants, C.A. No. 16191-NC (Del. Ch. Ct., New Castle County). On February 13, 1998, an alleged owner of the common stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and the members of its Board of Directors, Blackhawk Merger Sub, Inc., and Canadian National, arising out of the Company's announcement that it has reached an agreement to be acquired by Canadian National. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The complaint alleges that Canadian National and Blackhawk Merger Sub, Inc. aided and abetted the Individual Defendants' alleged breaches of fiduciary duties. The plaintiff brings the action on behalf of a reputed class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that she and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transaction contemplated by the Offer, and (3) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check;

     Carlton Harris, Susan Harris, and A.F. Pearlman on behalf of themselves and all others similarly situated, Plaintiffs v. Illinois Central Corporation, Gilbert Lamphere, E. Hunter Harrison, Samuel F. Pryor, IV, George D. Gould, Alexander P. Lynch, F. Jay Taylor, Alan H. Washkowitz, William B. Johnson, and John V. Tunney, Defendants, C.A. No. 16188-NC (Del. Ch. Ct., New Castle County). On February 13, 1998, three alleged owners of the Common Stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and the members of its Board of Directors, arising out of the Company's announcement that it has reached an agreement to be acquired by Canadian National. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The complaint also alleges that certain defendants acted under a conflict of interest and engaged in self-dealing. The plaintiff brings the action on behalf of a reputed class of all shareholders of the Company (except the defendants and any affiliated or related persons or entities, predecessors or successors in interest). The plaintiffs allege that they and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining the transaction contemplated by the Offer, and (3) ordering the defendants to carry out their fiduciary duties to plaintiffs and the reputed class.

     Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corp., Blackhawk Merger Sub, Inc., Defendants, Civil Action No. 98CH01972 (Ill. Cir. Ct., Chancery Div., Cook County). On or about February 13, 1998, an alleged owner of the common stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Illinois

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against the Company and the members of its Board of Directors, and Blackhawk
Merger Sub, Inc., arising out of the Company's announcement that it has reached an agreement to be acquired by Canadian National. Although the body of the complaint purports to list Canadian National as a defendant, Canadian National is not listed as a defendant in the caption of the complaint. Although it is named as a defendant, there are no allegations against Blackhawk Merger Sub, Inc. in the complaint. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The plaintiff brings the action on behalf of a reputed class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that she and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transaction contemplated by the Offer, and (3) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ILLINOIS CENTRAL CORPORATION
Date: February 23, 1998
                                          By    /s/ RONALD A. LANE, ESQ.
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                                            Name: Ronald A. Lane, Esq.
                                            Title: Vice President and General
                                             Counsel

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